Sheppard, Mullin, Richter & Hampton LLP 30 Rockefeller Plaza New York, New York 10112-0015 212.653.8700 main 212.653.8701 fax www.sheppardmullin.com

June 2, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Amesite Operating Company Draft Registration Statement on Form S-1 Submitted April 14, 2020 CIK No. 0001807166

Ladies and Gentlemen:

This letter sets forth the responses of Amesite Operating Company, a Delaware corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Draft Registration Statement on Form S-1 (CIK No. 0001807166) submitted to the Commission on April 14, 2020 (the “Draft Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Draft Registration Statement (the “Amended Draft Registration Statement”), which is being submitted in connection herewith.

Prospectus Summary, page 1

1. QUESTION:	Please provide prominent disclosure that the current Amesite, Inc. (“Amesite Parent”) no longer has a class of securities publicly registered or a public reporting obligation, as it filed a Form 15 on February 18, 2020 to terminate its registration under Section 12(g) of the Securities Exchange Act of 1934. Further, please clarify the subsequent current reports filed on Form 8-K by Amesite, Inc. were filed voluntarily.

RESPONSE:	As requested, the Company has revised its disclosure in the Amended Draft Registration Statement on page 4 to provide the requested disclosure. Notwithstanding the filing of the Form 15, Amesite Parent remains subject to reporting obligations under the Exchange Act pursuant to Section 15(d) thereof. Upon completion of the Reorganization, the Company will succeed to Amesite Parent’s reporting obligations under Section 15(d) of the Exchange Act and it intends to file a Form 8-A to register its class of common stock under Section 12(b) of the Exchange Act upon listing on The NYSE American.

2. QUESTION:	Please provide a more detailed description of your reorganization transaction and describe the material terms of the underlying Agreement and Plan of Merger and Reorganization. In particular, please clarify the purpose and effect of the reorganization, including why you chose to deregister the common stock of Amesite Parent and whether there will be any change in stockholders’ rights or number of shares outstanding.

RESPONSE:	The Company has revised its disclosure to provide a more detailed description of the reorganization transaction and the materials terms of the underlying Agreement and Plan of Merger, including the purpose and effect of the reorganization. Please see page 4 of the Amended Draft Registration Statement.

Risk Factors
We are an “emerging growth company” and will be able to avail ourselves of reduced disclosure requirements..., page 16

3. QUESTION:	You state that you “intend” to take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. Please revise to clearly indicate, if true, that you have elected to take advantage of this extended transition period and also disclose that your financial statements may not be comparable to companies that comply with public company effective dates.

RESPONSE:	The Company has its revised disclosure to clarify that it has elected to take advantage of the extended transition period and that its financial statements may not be comparable to companies that comply with public company effective dates. Please see page 17 of the Amended Draft Registration Statement.

Capitalization, page 22

4. QUESTION:	Please explain to us, and revise your disclosures as necessary to clarify, how the company’s capitalization will be impacted by the Reorganization. Also, tell us whether you considered including pro forma equity and per share information on the face of the historical financial statements to reflect the impact of the Reorganization but not the offering.

RESPONSE:	The Company has revised its disclosure to include the impact of the Reorganization by completing the “Pro Forma-After Reorganization” column on page 23 of the Amended Draft Registration Statement. The Company considered including pro forma equity and per share information on the face of the historical financial statements to reflect the impact of the Reorganization, but ultimately determined it was not deemed essential for the information presented. In addition, SEC Release No. 33-10786 appears to prohibit the presentation of pro forma financial information on the face of the registrant’s historical financial statements or in the accompanying notes (Section 210.11-02 (12)(i)) (page 242 of the Release).

Business, page 28

5. QUESTION:	We note that you have generated revenue of $14,920 for the fiscal year ended June 30, 2019 and much of your business section appears to discuss products and services that you will develop in the future. Please clarify the existing products and services that are currently available in the marketplace and generating revenue. For example, your website references six online classes, six professional certification classes, and two lifestyle classes available. For products, services, or features that are not yet available or still under development, such as your blockchain solutions, please indicate that these products are not yet generating revenue or available for purchase. Similarly, please clarify whether your current customers encompass businesses, universities and colleges and K-12 schools, or whether they represent the markets you are targeting.

RESPONSE:	The Company has its revised disclosure to include the requested information. Please see pages 32-35 of the Amended Draft Registration Statement.

Executive Officer and Director Compensation, page 42

6. QUESTION:	Your disclosure on pages 42 and 43 indicates that your sole named executive officer, Dr. Sastry, did not receive any equity awards in either fiscal year 2018 or 2019, and your nonemployee directors did not receive any compensation for director services in fiscal year 2019. We note, however, that your executive officers and directors were eligible for equity awards under your 2018 Equity Incentive Plan and according to pages F-12 to F- 13, equity awards were issued in fiscal year 2019. Please confirm your CEO Dr. Sastry and your directors did not receive any equity awards in fiscal year 2019 or revise accordingly. Further, please clarify whether any of your non-employee directors were compensated in fiscal year 2019 pursuant to a consulting agreement for services. We note that the Form 10-K for the Amesite, Inc. filed on September 30, 2019 refers to a consulting agreement for your director Richard Ogawa, but you have not disclosed this agreement as a related party transaction.

RESPONSE:	The Company confirms that Dr. Sastry did not receive any equity awards in fiscal year 2019. Further, the Company confirms that the Company’s directors did not receive any compensation – equity awards or otherwise – in fiscal year 2019 in connection with their service on the boards of directors of the Company or Amesite Parent. Mr. Ogawa was compensated on March 29, 2018 in the form of 291,666 options to purchase common stock of Amesite Parent in consideration for consulting services provided to the Company relating to the protection of our intellectual property and general business. The Company has revised its disclosure; please see pages 44, 45 and 49 of the Amended Draft Registration Statement.

Underwriting, page 60

7. QUESTION:	Please identify your underwriter in your next amendment.

RESPONSE:	The Company has engaged Laidlaw & Company (UK) Ltd. as its Sole Book-Running Manager and has revised its disclosure in the Amended Draft Registration Statement on the Cover Page and Page 62.

8. QUESTION:	Please clarify which “holders” of your common stock are subject to the lock-up agreement. For example, please clarify whether or not non-affiliated current stockholders of Amesite, Inc. common stock would be subject to the lock-up agreement after they receive their Amesite Operating Company shares as part of the reorganization.

RESPONSE:	The Company has its revised disclosure to clarify which holders of common stock will be subject to lock-up agreements. Please see page 63 of the Amended Draft Registration Statement.

Financial Statements

Note 2 - Significant Accounting Policies

Revenue Recognition, page F-8

9. QUESTION:	Your policy appears to reflect the adoption of ASC 606 however, we note that this guidance was not in effect for the periods presented. Please revise to include a discussion of ASC 605, which is the revenue recognition policy that applies to the audited financial statements included in the filing.

RESPONSE:	The Company confirms that although its revenue recognition footnote disclosure references that its contracts have a single performance obligation, the Company believes that it has been following the guidance as set forth in ASC 605. The Company believes that its policy is written to be consistent with the guidance set forth in ASC 605.

Recent Sales of Unregistered Securities, page II-2

10. QUESTION:	Please revise this section to include sales of unregistered securities for Amesite Parent for the past three fiscal years. We note, for example, references on pages F-11 through F-14 of private sales, shares issued in exchange for services and consulting services, and a private placement offering in 2019. In addition, disclose the exemption from registration you are relying upon for the issuance of the company’s shares in the reorganization.

RESPONSE:	The Company has revised its disclosure to include sales of unregistered securities for Amesite Parent for the past three fiscal years. Additionally, the Company has disclosed the exemption from registration it relied upon for the issuance of the company’s shares in the reorganization. Please see pages II-2-3 of the Amended Draft Registration Statement.

If you have any questions relating to any of the foregoing, please contact Richard A. Friedman of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3031 or Alexander T. Yarbrough at (212) 653-8182.

Very truly yours,

/s/ Richard A. Friedman
Richard Friedman
Sheppard, Mullin, Richter & Hampton LLP